Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Versus Systems to Present at LD Micro Main Event

LOS ANGELES, October 12, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) announced today that the company will be presenting at the 14th annual Main Event on Wednesday, October 13 at 1:00pm PT at the Luxe Sunset Bel-Air in Los Angeles. Matthew Pierce, CEO of Versus Systems, will be giving the presentation.

“We are honored to be back in person with some of the finest companies and investors in the small-cap world. After nearly two years, I for one, cannot wait to reconnect both as an executive, event coordinator, and investor,” stated Chris Lahiji, Founder of LD Micro.

“Versus Systems is pleased to be presenting at the LD Micro Main Event this year. We are excited to be able to share updates on our progress as a NASDAQ-listed company in person to the investment community,” said Matthew Pierce, Founder and CEO of Versus Systems.

Event: LD Micro Main Event

Date: Wednesday, October 13

Time: 1:00pm PT

Register to watch the virtual presentation here.

The 2021 LD Micro Main Event will be held at the Luxe Sunset Bel-Air in Los Angeles from Tuesday, October 12th to Thursday, October 14th. The festivities run from 8 AM PT - 5:30 PM PT on the 12th and 13th with a morning session on the 14th. This three-day, investor conference is expected to feature around 150 companies, presenting for 25 minutes each, as well as several influential keynotes in person. For more info, please contact Dean@ldmicro.com.

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

About LD Micro (NASDAQ: SRAX)

LD Micro aims to be the most crucial resource in the micro-cap world. Whether it is the index, comprehensive data, or hosting the most significant events on an annual basis, LD’s sole mission is to serve as an invaluable asset for all those interested in finding the next generation of great companies.

http://www.ldmicro.com

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.